Exhibit (8)(AH)

Gregory E. Smith, CFA Vice President TIAA-CREF Life Insurance Company Tel: 704.988.5848 Fax:704.595.0348

July 27, 2007

Royce Capital Fund

1414 Avenue of the Americas

New York, NY 10019

Attention: John D. Diederich

Please be informed that this letter is to serve as notification that we are amending the Participation Agreement dated March 1, 2006 among Royce Capital Fund, Royce & Associates, LLC and TIAA-CREF Life Insurance Company.

The Schedule B to the Participation Agreement has been amended to include the:

Separate Account:	TIAA-CREF Life Separate Account VA-1

Contracts:	TIAA-CREF Life Intelligent Variable Annuity Contract

Very truly yours, TIAA-CREF Life Insurance Company

By:
Gregory E. Smith

Cc: Michael Rosenthal, Royce

www.tiaa-cref.org	8500 Andrew Carnegie Boulevard, Charlotte, North Carolina 28262